Exhibit 99.1

Americas Gold and Silver Corporation Announces Election of Directors and Annual Meeting Voting Results; Issuance of C$8.0 Million Secured Convertible Debenture

TORONTO--(BUSINESS WIRE)--June 21, 2023--Americas Gold and Silver Corporation (“the “Company”) (TSX:USA; NYSE American: USAS) is pleased to announce that the nominees listed in the management proxy circular dated May 11, 2023 for the Company’s annual and special meeting of Shareholders held June 20, 2023 (the “Meeting”) were elected as directors of the Company at the Meeting. Detailed results of the vote for the election of directors held at the Meeting yesterday in Toronto as well as the results for other matters voted on at the Meeting are set out below.

Nominee	Votes For	% For	Votes Against	% Against
Darren Blasutti	83,459,219	95.40%	4,019,684	4.60%
Christine Carson	85,427,912	97.66%	2,050,991	2.34%
Alex Davidson	85,343,164	97.56%	2,135,739	2.44%
Alan Edwards	85,469,357	97.70%	2,009,547	2.30%
Bradley Kipp	85,475,355	97.71%	2,003,549	2.29%
Gordon Pridham	85,468,708	97.70%	2,010,196	2.30%
Manuel Rivera	85,467,934	97.70%	2,010,970	2.30%
Lorie Waisberg	71,501,919	81.74%	15,976,985	18.26%

In addition, the Company’s shareholders passed a resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

The results of these matters considered at the Meeting are reported in the Report of Voting Results as filed on SEDAR (www.sedar.com) on June 21, 2023. A total of 106,472,153 the Company’s common shares were voted, representing 50.36% of total shares issued and outstanding as at the record date for the Meeting.

Additional Convertible Financing

The Company has issued an additional C$8.0 million senior secured convertible debenture to certain subsidiaries of Delbrook Capital Advisors Inc. (“Delbrook Capital”). Delbrook Capital are one of the largest holders of common stock of the Company.

The Delbrook Debenture financing (the “Delbrook Debenture”) will be issued in two tranches: (i) C$3.0M funded as of the date hereof; and (ii) C$5.0M to be funded in the coming days subject to conditions precedent regarding registering Mexican security and confirmatory due diligence. The Delbrook Debenture bears interest at a rate of 11% per annum and has a maturity date of July 1, 2024, that can be extended by mutual consent to April 28, 2025. The principal amount outstanding under the Delbrook Debenture is convertible in certain instances at the holder’s option (subject to TSX approval), into common shares of Americas Gold and Silver at a conversion price of C$0.80 per share. The Company’s existing debentures have a current outstanding principal amount of C$16,300,000 and will be amended with the same terms as the Delbrook Debenture. The Delbrook Debenture and the existing debentures are secured by the Company’s interest in the Galena Complex and by the shares of one of the Company’s Mexican subsidiaries.

As part of the agreement, the Company has also agreed to issue 3.5 million share purchase warrants with an exercise price of C$0.80 per common share and a term of three years to Delbrook Capital.

In addition, in support of the financing, certain members of the Company’s board and management have agreed to participate in a private placement for common shares of the Company for an aggregate minimum amount of C$500,000.

The proceeds are being raised to finalize construction of the Galena Hoist and for general working capital purposes.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex, including the expected production levels and potential additional mineral resources thereat; the expected timing and completion of the Galena Hoist project , the expected completion of the Delbrook Debenture financing and related private placement The ability to maintain cash flow positive production at the Cosalá Operations through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena Hoist project on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas , these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

Contacts

Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503